Mail Stop 4561

November 2, 2006

Kevin Sipes
Executive Vice President, Chief Financial Officer and Chief Accounting Officer
Republic Bancorp, Inc.
601 West Market Street
Louisville, Kentucky 40202

      Re: Republic Bancorp, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2005
              File No. 0-24649

Dear Mr. Sipes:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    John P. Nolan
                    Accounting Branch Chief